July 6, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Scott Anderegg, Staff Attorney

   Mara Ransom, Office Chief

Re:	Hometown International, Inc.

Registration Statement on Form S-1 Filed June 8, 2020

File No. 333-238999

Dear Mr. Anderegg and Ms. Ransom:

Hometown International, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the registration statement on Form S-1 (the “Amended Registration Statement”) in response to the Commission’s comments, dated June 29, 2020 (the “Comment Letter”), with reference to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 8, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1 filed June 8, 2020

Prospectus Cover Page, page i

1.	We note that your shares are presently quoted on the OTC pink marketplace. This is not considered an “existing trading market” for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please clearly disclose that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange. Please make the appropriate revisions on the front of the front cover page of the prospectus, prospectus summary and plan of distribution sections.

Response: The Company acknowledges that its shares are presently quoted on the OTC Pinks and therefore acknowledges that the shares of the Company must be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange. The Amended Registration Statement has been revised accordingly.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

July 6, 2020

Prospectus Summary, page 1

2.	Tell us pursuant to what exemption from registration you conducted the distribution of warrants discussed here.

Response: The warrants were distributed by the Company to all record holders of the Company as of April 15, 2020. The distribution of the warrants by the Company was exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(a)(2) thereunder as the distribution was made to all the shareholders of the Company in proportion to the number of shares then held by such shareholders. No investment decision was necessary, and there was no offer or sale of securities as all the shareholders of the Company received the warrants. The warrants are restricted securities, as are the shares issuable upon due exercise of the warrants by the shareholders.

Principal Shareholders, page 22

3.	We note your disclosure of your principal stockholders. Given that it appears the number of shares held by Mr. Morina and Ms. Lindenmuth have declined over the past year such that they no longer have control over the company, tell us why you have not filed an Item

5.01 Form 8-K disclosing such change.

Response: The first sales of shares of common stock by Mr. Morina and Ms. Lindenmuth were made on December 31, 2019, and such sale was disclosed in the Current Report on Form 8-K dated December 31, 2019 filed with the Commission on January 7, 2020. As disclosed in the Registration Statement, Mr. Morina is currently the holder of the balance of his shares which he has owned in the Company (and consistently disclosed) since incorporation in 2014. On February 1, 2020, Ms. Lindenmuth granted the Chairman of the Board an option to purchase all of her shares, and five weeks later (on March 19, 2020), Mr. Coker exercised said option. This disclosure was not made until the Form 10-Q for the quarter ended March 31, 2020 which was filed with the Commission on May 15, 2020. The Company deems the disclosure sufficient, but if requested by the Commission, the Company will file a Current Report on Form 8-K with a Date of Report as of February 1, 2020.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

July 6, 2020

Certain Relationships and Related Transactions, page 24

4.	Please revise to disclose Peter L. Coker, Jr.’s disposition of all of his shares.

Response: On April 16, 2020, the 2,000,000 shares which Peter L. Coker, Jr. had purchased from Mr. Morina and Ms. Lindenmuth were sold to Global Equity. The Amended Registration Statement not only includes such disposition in the “Certain Relationships and Related Transactions” section as requested by the Commission, but also indicates as such in the reference to Global Equity in the “Principal Shareholders” section.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

We hope the foregoing adequately addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP

/s/ Mark E. Crone
Mark E. Crone
Partner

cc: Paul F. Morina

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com